Effective August 19, 2004, the High-Yield Corporate Fund, a series of the Vanguard Fixed Income Securities Funds, changed its investment policy regarding derivatives. Previously, the prospectus was silent with respect to derivatives (thereby assuming that derivatives would represent less than 5% of the Fund's assets). The new policy allows the Fund to invest up to 20% of its assets in derivatives.